Exhibit 99.1

Indústrias Romi S.A. Avenida Pérola Byington, 56 13453-900 Santa Bárbara d'Oeste-SP - BRASIL Telefone: 55 (19) 3455-9000 – Fac-símile: 55 (19) 3455-2499

ROMI OFFERS TO ACQUIRE HARDINGE
FOR $8 PER SHARE IN CASH

Provides a 46% Premium to Current Trading Price for Hardinge’s Shares

Combination Creates Strong, Diversified Global Platform for Machine Tools Business with Significant Further Growth and Innovation

February 4, 2010 – Indústrias Romi S.A. (Bovespa: ROMI3) (“Romi”), a leading global manufacturer of machine tools, today announced that it has submitted an all-cash offer to the Board of Directors of Hardinge Inc. (NASDAQ: HDNG) (“Hardinge”) to acquire all of the outstanding shares of Hardinge for $8.00 per share.  The offer represents a premium of 46% to Hardinge’s closing share price on February 3, 2010, the last trading day prior to the public disclosure of Romi’s offer, a premium of over 63% to Hardinge’s closing share price on December 14, 2009, when Romi first formally communicated its interest to Hardinge in pursuing a business combination, and a premium of over 48% to Hardinge’s 90-day weighted average share price through Wednesday, February 3, 2010.  The offer is not subject to any financing condition and will be funded entirely from Romi’s internal resources.

“We have great respect for Hardinge and together we can create a strong, diversified global platform for the machine tools business with considerable opportunities for further growth and innovation,” said Livaldo Aguiar dos Santos, Chief Executive Officer of Romi.

“Our all-cash offer provides immediate liquidity at a superior value to Hardinge’s future prospects as a stand-alone company.  In addition to delivering a significant premium to Hardinge shareholders, Romi believes the combination is in the best interests of Hardinge’s employees, customers and partners.  The combined company will have the size and scale to invest in strategic opportunities to thrive in an increasingly challenging and competitive industry environment and to expand in emerging markets,” said Mr. dos Santos.

“We are committed to maintaining a strong presence in Hardinge’s hometown of Elmira, New York, as well as in the other communities where Hardinge operates, and we believe that the skilled employees of Hardinge will have great prospects as part of the Romi team,” continued Mr. dos Santos.  “We hope that Hardinge’s Board and management will recognize this opportunity, as well as the potential benefits for all Hardinge stakeholders.  We are confident that by working together with Hardinge management, we will be able to quickly and successfully integrate our operations to realize our joint potential.”

To date, Hardinge has refused to enter into any meaningful dialogue to explore the merits and potential terms of a transaction.  Romi has made numerous efforts to engage Hardinge management in negotiations with respect to the proposed transaction for more than two months, including the delivery of a draft confidentiality agreement to Hardinge on November 25, 2009, and a formal communication to Hardinge of Romi’s intentions to pursue a business combination on December 14, 2009.

Most recently, Romi sent a letter to Hardinge on December 30, 2009 in which Romi submitted an offer to acquire Hardinge at a price per share of up to $8.00.  On January 26, 2010, without making any effort to discuss the details of Romi’s proposal, Hardinge sent a letter rejecting the offer.

“We look forward to Hardinge’s careful consideration of what we believe is a very attractive offer and an open dialogue with Hardinge’s Board of Directors to complete this transaction,” concluded Mr. dos Santos.

Following is the text of a letter Romi today sent to Hardinge’s Board of Directors, with the goal of moving towards negotiation of a transaction:

February 4, 2010
Board of Directors of Hardinge Inc.
One Hardinge Drive
Elmira, NY 14902-1507

Attention: Mr. Kyle H. Seymour, Chairman of the Board of Directors

Dear Sirs:

As you are aware, Romi communicated its initial interest in pursuing a potential transaction with Hardinge on November 19, 2009 and has, during the past two months, consistently and repeatedly continued to convey our interest in a combination with Hardinge.  We are disappointed that Hardinge has refused to engage in meaningful dialogue to explore the merits and potential terms of a transaction.  Nonetheless, we continue to believe that a transaction will create a compelling combination that makes excellent strategic sense.

We are writing to offer to acquire 100% of the outstanding common stock of Hardinge for cash consideration of $8.00 per share.  This price represents a premium of over 63% to Hardinge’s share price on December 14, 2009, when we first formally made our intentions known to Hardinge.  The transaction will be funded entirely from Romi’s internal resources and will not be subject to any financing condition.

As Hardinge has not provided due diligence information to Romi, despite our repeated requests to gain access to such materials, our offer is by necessity based solely on publicly available information.  We continue to encourage Hardinge to enable us to begin an accelerated due diligence process, and our offer is subject to the execution of a mutually acceptable definitive merger agreement containing customary closing conditions, including requisite shareholder and regulatory approvals and the absence of any material adverse change in Hardinge’s business.  Our team remains prepared to immediately begin the due diligence process and to simultaneously negotiate a merger agreement.  As you know, we sent a confidentiality agreement to Hardinge on November 25, 2009 in order to commence the due diligence process, but to date we have not received any indication of Hardinge’s willingness to sign that agreement.

As we have stated in our previous correspondence to Mr. Richard L. Simons, President and Chief Executive Officer of Hardinge, we believe that our offer presents Hardinge shareholders with the opportunity to monetize their investment at a very attractive premium to current trading prices.  We also believe that this transaction offers significant strategic benefits for both of our companies.  We are excited for the opportunity to create a stronger entity with a global enhanced operating platform.  Together our combined portfolio, geographic diversification and exposure to global emerging markets will create a leader in machine tool manufacturing with a strong and diversified global platform for the machine tools business, enhanced innovation potential and an opportunity to accelerate growth in key Asian, Latin American and other markets.

We are confident that our management, in conjunction with Hardinge, will successfully integrate our companies.  We see great opportunities for the employees of Hardinge to join our team and intend to maintain a strong presence in Elmira, New York.

We are committed to completing a transaction with Hardinge and our Board of Directors has unanimously approved the submission of this offer.  It remains our strong preference to work together towards a negotiated transaction, but if necessary we are prepared to take our offer directly to your shareholders.

We look forward to the Hardinge Board and senior management team’s careful consideration of what we believe is a very attractive offer.  We hope to promptly begin an open dialogue to complete this compelling transaction.

Sincerely,

/s/ Livaldo Aguiar dos Santos

Livaldo Aguiar dos Santos
Indústrias Romi S.A.

cc:	Richard L. Simons
Chief Executive Officer
Hardinge Inc.

Advisors

HSBC Securities (USA) Inc. is acting as financial advisor and Shearman & Sterling LLP is acting as legal advisor to Romi on the proposed transaction.

About Romi

Indústrias Romi S.A. (Bovespa: ROMI3), founded in 1930, is a market leader in the Brazilian machinery and equipment industry.  The company is listed in the “Novo Mercado” category, which is reserved for companies with the highest degree of corporate governance on the Bovespa.  The company manufactures machine tools, plastic injection and blow molding machines and parts made of grey, nodular or vermicular cast iron, which are supplied rough or machined.  The company’s products and services are sold globally and used by a variety of industries, such as the automotive, general consumer goods and industrial and agricultural machinery and equipment industries.

Important Information

This press release is neither an offer to purchase nor a solicitation of an offer to sell securities of Hardinge.  Subject to future developments, additional documents regarding a transaction with Hardinge may be filed with the Securities and Exchange Commission (the “Commission”) and, if and when available, would be accessible for free at the Commission’s website at http://www.sec.gov.  Investors and security holders are urged to read such disclosure documents, if and when they become available, because they will contain important information.

Romi is not currently engaged in a solicitation of proxies from the shareholders of Hardinge.  However, in connection with Romi’s offer to acquire Hardinge, certain directors and officers of Romi may participate in meetings or discussions with Hardinge shareholders.  Romi does not believe that any of these persons is a “participant” in the solicitation of proxies under SEC rules.  If in the future Romi does engage in a solicitation of proxies from the shareholders of Hardinge in connection with its offer to acquire Hardinge, Romi will include the identity of people who, under SEC rules, may be considered “participants” in the solicitation of proxies from Hardinge shareholders in applicable SEC filings when they become available.

Forward-Looking Statements

Any statements made in this press release that are not statements of historical fact, including statements about our beliefs and expectations, including the proposed acquisition of Hardinge, are forward-looking statements within the meaning of the U.S. federal securities laws and should be evaluated as such.  Forward-looking statements include statements that may relate to our plans, objectives, strategies, goals, future events, future revenues or performance, and other information that is not historical information.  These forward-looking statements may be identified by words such as “anticipate,” “expect,” “suggest,” “plan,” believe,” “intend,” “estimate,” “target,” “project,” “could,” “should,” “may,” “will,” “would,” “continue,” “forecast,” and other similar expressions.

Although we believe that these-looking statements and projections are based on reasonable assumptions at the time they are made, you should be aware that many factors could cause actual results or events to differ materially from those expressed in the forward-looking statements and projections.  Factors that may materially affect such forward-looking statements include: our ability to successfully complete any proposed transaction or realize the anticipated benefits of a transaction; delays in obtaining any approvals for the transaction, or an inability to obtain them on the terms proposed or on the anticipated schedule.  Forward-looking statements, like all statements in this press release, speak only as of the date of this press release (unless another date is indicated).  Unless required by law, we do not undertake any obligation to publicly update any forward-looking statements, whether as a result of new information, future events, or otherwise.

Media Contact

Joele Frank, Wilkinson Brimmer Katcher
Joele Frank / Steve Frankel / Tim Lynch: (212) 355-4449

Investor Contact

Innisfree M&A Incorporated
Alan Miller / Jennifer Shotwell / Scott Winter: (212) 750-5833